UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Garrison Capital Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
366554103
(CUSIP Number)
Daniel Friedman
General Counsel
Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York 10022
(212) 634-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons Corbin Capital Partners Group, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable; see Item 3 below
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 1,335,432
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 1,335,432
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,335,432
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%*
(14)	Type of Reporting Person (See Instructions): OO

*	All percentages of Common Stock outstanding contained herein are based on 16,049,352 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q filed November 12, 2019.

(1)	Name of Reporting Persons Corbin Capital Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable; see Item 3 below
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 1,335,432
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 1,335,432
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,335,432
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.3%
(14)	Type of Reporting Person (See Instructions): IA

(1)	Name of Reporting Persons Corbin Opportunity Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable; see Item 3 below
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 1,232,220
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 1,232,220
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,232,220
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.7%
(14)	Type of Reporting Person (See Instructions): PN

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Garrison Capital Inc., a New York corporation (the “Issuer”).  The Issuer’s principal executives offices are located at 1290 Avenue of the Americas, Suite 914, New York, New York 10014.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) − (c) This Schedule 13D is being filed on behalf of: (i) Corbin Capital Partners Group, LLC, a Delaware limited liability company (“CCPG”); (ii) Corbin Capital Partners, L.P., a Delaware limited partnership (“CCP”); and (iii) Corbin Opportunity Fund, L.P., a Delaware limited partnership (“COF” and together with CCPG and CCP, the “Reporting Persons”).  CCPG is the general partner of CCP, which serves as investment advisor to certain funds, including COF (the “Funds”) that directly hold the Issuer’s Common Stock.  The address of each of the Reporting Persons’ principal business is 590 Madison Avenue, 31st Floor, New York, New York 10022.  The principal business of each of the Reporting Persons is multi-strategy and opportunistic credit investing.

Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons or Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons or Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Schedule 13D is being filed to disclose the intention of CCP management to engage in certain discussions with the Issuer’s management, as discussed in further detail in Item 4 of this Schedule 13D.  The Reporting Persons are filing this Schedule 13D to supersede their previously filed Schedule 13G, which was last amended on February 1, 2019.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired, and continue to hold, the securities reported herein for investment purposes.  On January 2, 2020, CCP and its affiliates began an active dialogue with the Issuer, its management (including the Issuer’s external manager and/or its affiliate) and board of directors regarding the strategic alternatives process of the Issuer, specifically including a potential sale of the Issuer. To facilitate the foregoing, the Reporting Persons may conduct due diligence, engage advisers and participate in discussions and negotiations, whether with the Issuer, its management (including the Issuer’s external manager and/or its affiliate) and board of directors, other investors in the Issuer or any other person.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors and subject to compliance with applicable securities laws and CCP’s policies and procedures, as well as to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  While the Reporting Persons have no other plans and have made no other proposals concerning the control of the Issuer, they reserve the right to change their intentions and to take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer’s management (including the Issuer’s external manager and/or its affiliate) and board of directors, other investors in or creditors of the Issuer and other interested parties.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) − (b) The information in items 7 through 11 and 13 on the cover pages of this Schedule 13D is hereby incorporated by reference.  This disclosure assumes that there are 16,049,352 shares of Common Stock outstanding as of November 8, 2019, which figure is based on the Issuer’s Quarterly Report on Form 10-Q filed November 12, 2019.

(c) None of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Covered Persons has effected any transaction in the Common Stock during the past 60 days.

(d) To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock described herein, except for such rights and powers as the investors in the Funds shall possess.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 3, 4 and 5 and set forth as an exhibit hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated January 13, 2020, by and among Corbin Capital Partners Group, LLC, Corbin Capital Partners, L.P. and Corbin Opportunity Fund, L.P.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2020

CORBIN CAPITAL PARTNERS GROUP, LLC

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

CORBIN CAPITAL PARTNERS, L.P.

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

CORBIN OPPORTUNITY FUND, L.P.

By:	Corbin Capital Partners, L.P.
its investment manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

Corbin Capital Partners Group, LLC is the sole general partner of Corbin Capital Partners, L.P., which is the investment advisor to certain funds that hold shares of common stock of Garrison Capital Inc. (the “Common Stock”), including Corbin Opportunity Fund, L.P. (“COF”). In addition, Corbin Capital Partners Management, LLC is the general partner to COF and one other fund that holds Common Stock, but is not a beneficial owner of the Common Stock beneficially owned by the Reporting Persons.  The name and principal occupation of each of the executive officers and directors of Corbin Capital Partners, L.P. are listed below.  The business address of each person is c/o Corbin Capital Partners, L.P., 590 Madison Avenue, 31st Floor, New York, New York 10022.

Name	Principal Occupation
Tracy McHale Stuart	Chief Executive Officer of Corbin Capital Partners, L.P.
Steven Carlino	Chief Financial Officer of Corbin Capital Partners, L.P.
Daniel Friedman	General Counsel of Corbin Capital Partners, L.P.
Craig Bergstrom	Chief Investment Officer of Corbin Capital Partners, L.P.